SALIENT ADVISORS, L.P.

[            ], 2014

To the Trustees of:

Salient MF Trust

4265 San Felipe Suite 800

Houston, Texas 77027

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Salient Advisors, L.P. (the “Advisor”) with Salient MF Trust (the “Trust”), on behalf of its series Salient Broadmark Tactical Plus Fund (the “Fund”) on the [    ] day of [            ] 2014, we hereby notify you as follows:

1. For an initial period expiring on the third anniversary of the closing of the reorganization between the Fund and Broadmark Tactical Plus Fund (“Initial Period”), the Advisor agrees to waive its management fee and/or pay or otherwise bear operating and other expenses of the Class F shares of the Fund (excluding taxes, brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees paid indirectly, litigation and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of Class F shares of the Fund to 1.49% of the average annual net assets (on an annualized basis) attributable to such Class of shares of the Fund.

2. The Advisor shall be permitted to recover expenses attributable to Class F shares of the Fund that the Advisor has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for Class F shares of the Fund fall below the annual rate of 1.49%. Provided, however, that the Fund is not obligated to pay any such deferred, waived or reimbursed fees or expenses under this agreement more than three years after the end of the fiscal year in which the Advisor waived a fee or reimbursed an expense. Any such recovery by the Advisor will not cause the expenses of Class F shares of the Fund to exceed the annual limitation rate in effect during the period in which the Advisor waived such fee or reimbursed such expense. For the avoidance of doubt, if, following the expiration of this agreement, no expenses limitation is then in effect, the Advisor’s ability to recover expenses shall continue for the above three-year period but any addition of a reimbursement expense to Class F shares of the Fund shall occur only (a) if Class F shares of the Fund are at that time operating below the limitation rate that was previously in effect under this agreement at the time of the waiver or reimbursement by the Advisor and (b) shall not cause the expenses of Class F shares of the Fund to exceed the limitation rate set out in this agreement.

3. During the period covered by this letter agreement, the expense limitation arrangement set forth above for the Fund may only be terminated or otherwise modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company act of 1940, as amended (the “1940 Act”)).

5. We understand and intend that the Fund will rely on this undertaking in preparing and filing Post-effective Amendments to the Registration Statement on Form N-1A for the Trust and the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit the Fund to do so.

Very truly yours,

SALIENT ADVISORS, L.P.

By:
John A. Blaisdell
Managing Director

ACCEPTED AND AGREED TO ON BEHALF OF:

Salient MF Trust, on behalf of its series Salient Broadmark Tactical Fund

By:
Jeremy L. Radcliffe
Secretary